

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2009

Mr. George Ring
Interim Chief Executive Officer
New Green Technologies, Inc.
334 S. Hyde Park Ave.
Tampa, FL 33606

> **Re:** **Renewable Energy Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed October 30, 2008**
>
> **New Green Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 11, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **Forms 10-Q for the Quarterly Periods Ended June 30, 2008 and**
> **September 30, 2008**
> **Filed August 13, 2008 and November 19, 2008**
>
> **File No. 0-29743**

Dear Mr. Ring:

        We have reviewed the responses in your letter filed on July 10, 2009 and have the
following additional comments. We welcome any questions you may have about our
comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007

1.   We have reviewed your response to the third bullet point to comment 1 in our letter dated January 15, 2009, and we still do not understand this matter. Based on your response and the information contained in your December 31, 2007 Form 10-KSB and subsequent March 31, 2008 Form 10-Q, it remains unclear to us what you mean when you state in Item 4T of your March 31, 2008 Form 10-Q, "Our Acting Chief Executive Officer and Acting Principal Financial Officer concluded that our earlier disclosure controls and procedures were not effective in timely alerting them to information required to be included in the Company's periodic reports to the Securities and Exchange Commission, which resulted in a misstatement of both assets and liabilities of $200,000." Explain to us in detail which periods of your financial statements were misstated. If your financial statements as of December 31, 2007 were misstated for this matter, we would struggle to understand how you could conclude, in light of this misstatement, that your internal controls over financial reporting as of December 31, 2007 were effective.

2.   We read in the third paragraph of Note 13, Subsequent Event, in your March 31, 2008 Form 10-Q that you made a payment of $200,000 in 2006 to a related party for the licensing rights to the CAVD technology, and that this amount was reflected on your books in the first quarter of 2008 in license and accrued liabilities. The meaning of this disclosure is unclear to us. Specifically, if you made a payment of $200,000, it is unclear to us why you would record an accrued liability for $200,000, since you already paid for this item. Additionally, if the payment was made in 2006, it is unclear to us how it complies with GAAP for you not to record this transaction on your books until the first quarter of 2008. Explain these matters to us in detail. Also tell us if this transaction is what you are referring to in Item 4T of your March 31, 2008 Form 10-Q when you refer to a misstatement of both assets and liabilities of $200,000.

Forms 10-Q for the Periods Ended June 30, 2008 and September 30, 2008

Item 4T. Controls and Procedures, pages 20 and 21

3.   We have reviewed your response to comment 2 in our letter dated January 15, 2009. As requested in our prior letter, please amend your Forms 10-Q for the periods ending June 30, 2008 and September 30, 2008 to correct your disclosures as previously requested. Merely referring us to your recent filings is not an adequate response. Also, your response to our comment did not address several bullet points within that comment. As such, we re-issue our prior comment 2 in its entirety as follows:

We note you have provided a discussion of your assessment of the effectiveness of disclosure controls and procedures "as of the end of the prior quarter report." We have the following comments:

- As indicated by Item 307 of Regulation S-K and Item 4T of Form 10-Q, management must provide an updated assessment of the effectiveness of disclosure controls and procedures as of each quarter end. Please amend your filings to clearly disclose management's conclusion as to the effectiveness of disclosure controls and procedures as of June 30, 2008 and September 30, 2008, respectively.

- Please ensure that your disclosure clarifies which period's financial statements were misstated by $200,000 and whether that misstatement is corrected in the financial statements contained in each of these filings.

- If changes occurred in the most recent fiscal quarter covered by your report that materially affected or are reasonably likely to materially affect your internal controls over financial report, please briefly describe those changes in a manner that differentiates those changes from changes made in previous quarters.

- Please ensure that your amendments include updated certifications from management, and ensure that the certifications filed as Exhibit 31 do not contain the title of the certifying individual as management must provide these certifications in their personal capacity.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, page F-1

Balance Sheets, page F-3

4.   We note that your balances for Accounts Payable and Accrued Liabilities are relatively large. In future filings, please consider providing a breakdown of these accounts into smaller categories within one of your footnotes or providing a narrative description of the most significant items contained within these accounts to provide your investors with a better understanding of these liabilities.

Notes to Audited Financial Statements, page F-8

General

5.	It is unclear to us why the footnotes to your financial statements do not contain a discussion of the legal matters discussed on page 8. Please note that this information is required to be included in your footnotes to comply with SFAS 5, SOP 94-6, and related guidance. Please confirm to us that you will ensure that future filings contain a footnote discussing any legal matters that would be significant to your investors.

6.	Within your disclosures for Item 3, Legal Proceedings, on page 8, we note your discussion of the lawsuit filed on April 23, 2008 as GA Energy LLC et al v. Earthfirst Technologies, Inc. et al. You state that GA Energy is seeking the return of a $200,000 partial payment made for technology. Please tell us, and clarify to your investors in future filings, when GA Energy made this payment to you, what technology they purchased from you with this payment, and how you recorded this payment and related sale of technology to GA Energy in your financial statements at the time this transaction originally occurred. We note that this suit was dismissed subsequent to year-end; however, since the reason for the dismissal was improper venue and that can be corrected by filing the suit in the proper venue, we believe these matters are relevant notwithstanding the dismissal.

7.	We note your purchase of the catalytic activated distillation process (CAVD) technology and CAVD unit fixed asset for 3,183,333 common shares and the purchase of the plasma/BORS technology and plasma equipment for 2,800,000 during May 2008. For each purchase, tell us how you determined the amount to allocate to fixed assets and the amount to allocate to your technology asset.

8.	We note your disclosure on page 10 that you had previously paid a licensing fee for limited utilization of the CAVD technology, but now own the technology, except for the tire application. Based on your statement of cash flows, it appears that your CAVD technology line on your balance sheet item includes approximately $300,000 of licensing fees. If this is the case, please tell us what the licensing fees are for and how you determined the licensing fees are not impaired given that you now own the technology that you were previously licensing. Please be detailed in your response.

9.	Please tell us and disclose in future filings the gross carrying amount and accumulated amortization assigned to each major intangible asset class and in total. Additionally, please disclose the useful life for each intangible asset, the aggregate amortization expense for the period and the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45 of SFAS 142.

10.   If you believe any of your intangible assets are indefinite lived, please tell us in detail why you believe the asset has no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the asset. Your response should separately address each factor listed in paragraph 11 of SFAS 142 to provide us with your analysis of this matter.

Note 3 – Related Party Transactions, page F-9

11.   We note your disclosure of amounts owed to Mr. Thomas, Mr. Baker, Mr. Brown and Mr. Huffman which total $201,500 and your disclosure on page F-11 of amounts owed to two directors totaling $49,000. We further note that none of these loans have repayment terms and you classified the loans as other liabilities. Please tell us and disclose in future filings which line item on your balance sheet contains these liabilities. Please be advised that since you state there are no repayment terms associated with these loans, we would expect these to be payable upon demand, and therefore, to be classified as current liabilities. If these are not classified as current liabilities, explain to us in detail how your classification is consistent with GAAP.

Note 9 – Commitments and Contingencies, page F-11

12.   We read that you delivered, in 2008, common stock that had been previously issued as satisfaction for various obligations to vendors, consultants and former employees, and that these obligations had been originally incurred and accrued in 2004. Please tell us what is meant by "common stock which had been previously issued," as the meaning of this phrase is unclear to us. We also note your presentation of this transaction in your statement of stockholders' deficit in the line item titled "Shares Issued for Old Debt." If these shares were previously issued, please tell us when they were originally issued, to whom they were originally issued, and how you accounted for their original issuance. If the shares were not previously issued, explain why the line item titled "Shares Issued for Old Debt" does not show any shares issued at the time that you settled these obligations in 2008.

Item 9A(T) – Controls and Procedures, page 13

13.   Your disclosures concerning your assessment of disclosure controls and procedures do not comply with the first bullet point of comment 1 from our letter dated January 15, 2009. Please note that Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. Disclosure controls and

procedures are defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Exchange
Act Rule 13a-15(b) and 15d-15(d) is the rule that requires the evaluation of
disclosure controls and procedures.

Please amend your filing to provide all disclosures required by Item 307 of
Regulation S-K. Specifically, you should revise the first sentence of the
paragraph discussing your assessment of disclosure controls and procedures so
that you refer to disclosure controls and procedures instead of internal controls
over financial reporting. Your current reference to internal controls over financial
reporting within this paragraph is not appropriate. If you choose to refer to the
Exchange Act Rules pertaining to disclosure controls and procedures, you also
should revise your disclosure to refer to the correct Exchange Act Rules. Finally,
if you choose to define disclosure controls and procedures, please ensure that you
provide the complete definition as defined in Exchange Act Rule 13a-15(e) and
15d-15(e). Alternatively, you may simply state that your Chief Executive Officer
and Acting Principal Financial Officer concluded that your disclosure controls
and procedures were effective as of December 31, 2008, without providing any
part of the definition of disclosure controls and procedures.

14. We note your statement that during 2008, assessments were made to ensure that
the disclosure controls previously found not effective had been corrected and that
the improvements were being followed. When you amend this disclosure, please
expand your disclosure to discuss the disclosure controls and procedures that
previously were not effective, how you corrected them, and how you assess that
the improvements are being followed.

15. We note that your disclosures concerning disclosure controls and procedures
within your subsequent March 31, 2009 Form 10-Q are very similar to the
disclosures in this Form 10-K. Please confirm to us that you will revise all
subsequent filings, including both Forms 10-Q and Forms 10-K, to comply with
the above comments concerning disclosure controls and procedures.

Management Report on Internal Controls Over Financial Reporting, page 13

16. Item 308T(a)(3) of Regulation S-K requires your assessment of the effectiveness
of the internal control over financial reporting as of the end of your most recent
fiscal year, including a statement as to whether or not internal control over
financial reporting is effective. Your disclosures in the second paragraph under
this heading do not meet the requirements of Item 308T. Specifically, your
disclosure that "management considers the controls in place to be effective for the
company" is insufficient since it does not clearly convey that you performed an
evaluation and reached a conclusion as required by the COSO framework and
Item 308T of Regulation S-K. Please amend your filing to definitively state
whether you concluded that internal control over financial reporting is effective or

ineffective as of year end. Additionally, since the second sentence in this paragraph states that you used the COSO framework as a basis for evaluating your internal controls over financial reporting, it is unclear to us what you mean by stating in the first sentence in this paragraph that your conclusion is "based on the completeness of the Company prepared financials." Please note that the completeness of your financial statements is not the same thing as an assessment of internal controls over financial reporting using the COSO framework, and the completeness of your financial statements is an improper basis upon which to make your conclusion. Please <u>amend</u> you filing to state, if true, that your basis for concluding about the effectiveness of your internal control over financial reporting is your evaluation of internal control over financial reporting using the COSO framework.

17.   Please also <u>amend</u> management's report on internal control over financial reporting within your December 31, 2007 Form 10-KSB for the matters discussed in the above comment.

18.   You did not provide disclosures required by Item 308T(b) of Regulation S-K. As such, please <u>amend</u> your filing to disclose any change in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If no such change occurred during your fourth fiscal quarter, you should clearly state that no change in your internal control over financial reporting occurred in your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

<u>Exhibit 31.1</u>

19.   In future filings, please include the certifying individual's title at the end of the certification. Refer to Item 601(b)(31) of Regulation S-K.

<u>Form 10-Q for the Period Ended March 31, 2009</u>

<u>Item 4T. Controls and Procedures, page 20</u>

20.   Please be advised that Item 4T of Form 10-Q requires disclosure of the information required by Items 307 and 308T(b) of Regulation S-K. You are not required to provide management's report on internal controls over financial reporting in your Forms 10-Q. However, if you choose to provide this disclosure, it must be in compliance with Item 308T(a) of Regulation S-K. Your current disclosure of management's report on internal controls over financial reporting is deficient and inadequate. If you choose to provide management's report on internal control over financial reporting in future Forms 10-Q, correct this

disclosure as indicated in comment 16 above; alternatively you may omit management's report on internal control over financial reporting from Forms 10-Q.

Conclusions, page 21

21.   It is unclear to us what purpose is served by this paragraph labeled conclusions, as you have already provided conclusions related to your disclosure controls and procedures and related to your internal control over financial reporting on page 20. Please revise future filings to remove this paragraph as providing multiple conclusions on the same issues may cause confusion for your readers.

22.   We note that the last sentence under this heading pertains to changes in your internal control over financial reporting. We have the following comments:

  •   Your current disclosure does not fully comply with Item 308T(c) of Regulation S-K. Please confirm to us, if true, that there were no changes in your internal controls <u>over financial reporting</u> that occurring during the quarter covered by this <u>report</u> that have materially affected, or are reasonably likely to materially affect, your internal controls <u>over financial reporting</u>.

  •   Please ensure that your disclosures in future Forms 10-Q in response to Item 308T(c) of Regulation S-K contain language similar to that indicated above.

Exhibit 31.1

23.   Please confirm to us that you will revise future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Your references to 'quarterly' report and 'small business issuer' are incorrect. Also, please do not include the title of the certifying individual in your introductory paragraph, but do include the title below the signature.

Form 10-Q for the Period Ended June 30, 2009

24.   We note that your Form 10-Q for the period ended June 30, 2009 has not yet been filed. Please tell us when you plan to file this Form 10-Q.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief